SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the six months ended September 30, 2004 (Monday, November 8, 2004)

2.	Notice on a business transfer of a subsidiary (Monday, November 8, 2004)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (MONDAY, NOVEMBER 8, 2004)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2004 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 8, 2004 — Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2004.

Note: THIS PRESS RELEASE REPLACES THE SEMIANNUAL REPORT.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Six months ended Sept. 30, 2004			% (*)	Six months ended Sept. 30, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥ [$	445,774 4,015,982	]	5.7	¥421,540	1.7	¥930,237
Operating income	¥ [$	51,067 460,063	]	207.7	¥16,598	(32.0)	¥21,849
% of net sales		11.5			3.9
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	57,142 514,793	]	205.8	¥18,686	(19.7)	¥27,097
% of net sales		12.8			4.4
Net income	¥ [$	54,760 493,333	]	681.2	¥7,010	(42.8)	¥11,700
% of net sales		12.3%			1.7%
Net income per ADS (5 common shares)
Basic	¥ [$	205 1.85	]		¥26		¥44
Diluted	¥ [$	198 1.78	]		¥25		¥43

Notes.	1:	(*) represents percentage change from the comparable previous period.

	2:	Weighted-average number of shares outstanding during the six months ended September 30, 2004	1,335,471,581
		Weighted-average number of shares outstanding during the six months ended September 30, 2003	1,344,549,260
		Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,386,063

	3:	Equity in net income of affiliated companies for the six months ended September 30, 2004 and 2003 was ¥642 million and ¥406 million, respectively.

Kubota Corporation

and Subsidiaries

(2) Financial position		(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Sept. 30, 2004			Sept. 30, 2003	Mar. 31, 2004
Total assets	¥ [$	1,126,385 10,147,613	]	¥1,062,668	¥1,124,225
Shareholders’ equity	¥ [$	424,926 3,828,162	]	¥367,799	¥391,082
Ratio of shareholders’ equity to total assets		37.7%		34.6%	34.8%
Shareholders’ equity per ADS	¥ [$	1,607 14.48	]	¥1,372	¥1,459

Notes to financial position:

Number of shares outstanding as of September 30, 2004	1,321,928,617
Number of shares outstanding as of September 30, 2003	1,340,143,980
Number of shares outstanding as of March 31, 2004	1,340,197,124

(3) Summary of statements of cash flows		(In millions of yen and thousands of U.S. dollars)

	Six months ended Sept. 30, 2004			Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004
Net cash provided by operating activities	¥ [$	49,201 443,252	]	¥64,373	¥110,597
Net cash used in investing activities	¥ [$	(55,931 (503,883	) )]	¥(19,127)	¥(41,399)
Net cash used in financing activities		¥(2,941)		¥(41,379)	¥(55,097)
	[$	(26,495	)]
Cash & cash equivalents, end of period		¥71,616		¥71,420	¥81,221
	[$	645,189	]

(4) 117 subsidiaries are consolidated, and 36 affiliated companies are accounted for under the equity method.

(5)	The number of newly consolidated companies during the period	: 1
	The number of companies newly excluded from consolidated subsidiaries during the period	: 3

	The number of newly affiliated companies during the period	: 2
	The number of companies newly excluded from affiliated companies during the period	: 2

(6) Anticipated consolidated results of operations for the year ending March 31, 2005	(In millions of yen)

	Year ending March 31, 2005	Year ended March 31, 2004
Net sales	¥970,000	¥930,237
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥153,000	¥27,097
Net income	¥110,000	¥11,700

Basic net income per ADS for the year ending March 31, 2005 is anticipated to be ¥416.

Please refer to page 10 for further information related to anticipated results of operations mentioned above.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively the “Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, and industrial castings. Through its businesses, the Company has contributed to providing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that include focusing on prioritizing allocation of its resources, emphasizing agility in its operations as well as strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or raising dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

In March 2001, the Company formulated the “Medium-Term Management Strategy”, which was applied to the three-year period ended March 31, 2004, in order to attain further improvement in profitability. The strategy mainly consisted of three domains; “Reforming the business structure and profit structure”, “Reforming operational systems”, and “Focusing on finance strategy” and the Company had worked to implement the strategy with companywide efforts. In fiscal 2004, based on the achievements of the previous strategy and coping with changes in the operating environment, the Company drafted a new medium-term management strategy applicable to the two-year period ending March 31, 2006.

1) Reforming the business structure and profit structure

Under the new Medium-Term Management Strategy, the Company aims to attain net sales of ¥930.0 billion and operating income of ¥75.0 billion or 8 % of its consolidated net sales for the year ending March 31, 2006. In order to achieve these goals, the Company is earnestly working to implement this program, giving priority to: “Reinforcing profitability in public works related businesses” and “Expansion strategy in overseas markets”.

Kubota Corporation

and Subsidiaries

(1) Reinforcing profitability in public works related businesses

The Company has set a high priority on reinforcing profitability in public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment), assuming severe business conditions with declining public expenditures will continue. To deal with and adapt to the changing business environment, the Company is changing its operational systems to more market-oriented ones, together with existing sweeping measures to reduce costs and spending. For this purpose, the Company is transplanting engineering and manufacturing know-how and cost management systems of our increasingly strong and successful operations in Internal Combustion Engine and Machinery to public works related business. The Company is also taking every measure to reevaluate its manufacturing facilities, production system, engineering and procurement operations in order to boost their productivity and achieve major cost reductions.

(2) Expansion strategy in overseas markets

In strategic businesses, the Company emphasizes the expansion of businesses through establishing operations in the fields related to its existing technologies, markets and other strengths.

In the U.S., the Company, while maintaining dominant market position of small-size tractors, challenges to increase the sales and raise the market shares of mid-size tractors. The Company also tries aggressively to increase the sales of construction machinery and utility vehicles in the peripheral market of tractors. To meet the rapidly expanding demands, and raise our productivity, the Company recently decided to establish a subsidiary for production of attachments to tractors.

In Europe, the Company intensifies to promote sales in the countries or regions where markets for our products are less developed. The Company also has implemented measures to strengthen the solid co-operation between subsidiaries in European countries. By these measures, the Company is aiming to raise our efficiency and market penetration of businesses in European countries.

In Asia, the Company is developing these promising markets with most suitable strategies for respective countries. In the People’s Republic of China, the Company established a sales and manufacturing subsidiary for combine harvesters and rice transplanters in 1998. In 2003, aiming for market development of construction machinery, the Company established a sales subsidiary in the People’s Republic of China, and the Company also began to operate a sales subsidiary for farm equipment in South Korea. Furthermore, in the period under review, the Company acquired the shares of an affiliated company in Thailand (The Siam Kubota Industry, Co., Ltd.) to be our subsidiary. Through these measures, the Company is rapidly implementing procedures to fortify the sales and production bases for expansion of businesses in this region.

2) Reforming operational systems

To cope with the fierce competition in domestic and overseas markets, the Company has been reforming operational systems, by reorganizing business divisions, empowering each business division, shrinking of corporate office headcount. Moreover, through increasing flexibility in operational systems by abolishing uniform business administration and promoting divisions to develop business model and operational systems suitable for each division, the Company has been establishing an autonomous divisional management system. Currently these procedures are gradually attaining success in some business units. For example, the building materials operation was transferred to an affiliated company jointly established with other company. It was decided a similar method would be applied to the PVC pipe operation next spring. The Company will continue the same effort to design the best business models and systems for each operation, aiming to further increase profitability of each business division.

Kubota Corporation

and Subsidiaries

Additionally the Company intends to strengthen the corporate governance so that we may build confidence among customers, employees, shareholders, and other stakeholders. We implemented a corporate governance program centering on internal control and comprehensive risk management.

3) Focusing on finance strategy

Kubota is taking measures to strengthen its financial position, in order to support the expansion of our businesses, and to have flexibility in adapting to future change in business environment. The Company focuses on cash generating activities and spends cash flows provided by operating activities on investing activities in each promising business while utilizing the cash flows to reduce interest-bearing debt or implementing share buy-backs. Through these measures, the Company aims to maintain solid financial position and to reduce the number of shares outstanding. Additionally, the Company intends to raise the shareholders’ equity ratio. Specifically, the Company intends to reduce interest-bearing debt excluding debt related to its retail finance business to ¥140.0 billion (a decrease of ¥43.9 billion from March 2004) and increase the shareholders’ equity ratio to more than 40.0% (an increase of 5.2 percentage points from March 2004) by March 2006.

(*) Interest-bearing debt = (Short-term borrowings) + (Current portion of long-term debt) + (Long-term debt)

4. Corporate governance: policy and implementation

The Company regards the relations between the Company and our stakeholders as important, and also believes that enhancement of our credit or reputation by our stakeholders leads to continuous growth of our enterprise value. In order to enhance the transparency of business and the soundness of operations for attaining such credit or reputation, the Company regards the strengthening of corporate governance as one of the indispensable factors and is fortifying its corporate governance system.

1) Current Structure of Corporate Governance

The Company’s Corporate Governance system consists of the Board of Directors that has responsibility for ultimate decision-making and management-supervising, and Board of Auditors that has responsibility for managing the auditing.

Each Director is responsible for some specific department or business division. He/She participates in the Board of Directors’ meetings for decision-making from the companywide point of view using a thorough understanding of activities of departments or divisions for which he/she is responsible. Accordingly, the Company doesn’t appoint outside directors who are specialized for management-supervising function. The Company has another important committee that is composed of limited directors such as the president and the executive vice presidents. In the committee, important issues, such as drafting the medium-term management strategy or restructuring business organization, are discussed, and it supports the function of the Board of Directors, and contributes to smooth decision-making.

Corporate Auditors attend the Board of Directors’ meetings and other important meetings, and conduct the audits of the execution of directors’ management pursuant to the auditing policy prescribed by the Board of Auditors. Currently, two auditors out of five are outside auditors, including a legal expert and a financial expert and their specialty is contributing to strengthen the function of Board of Auditors meeting.

Kubota Corporation

and Subsidiaries

As for the internal controls, the Company has acknowledged the importance of corporate auditing and compliance management. In June 2001, “Corporate Compliance Headquarters” was established, and with the assistance of knowledgeable independent advisors, the Company has been promoting to further strengthen business ethics as well as compliance management. Moreover, in November 2002, the Company established the Kubota Group Charter of Business Conduct and also set up a counseling hot line for employees to get consultation on any breaches of policy.

Additionally, the Company has also been working to establish better communications with shareholders and investors, and is making efforts to improve its financial reporting for better transparency and timely disclosure.

2) Relationship between the Company and outside corporate auditors in regard to personal, capital, and business interests

Currently, there are no special interests between the Company and the two outside Corporate Auditors, Mr. Teisuke Sono, and Mr. Yoshio Suekawa.

3) Measures implemented over the past year for better corporate governance

As a company listed on New York Stock Exchange, the Company must observe U.S. regulations. To meet the requirements of the Sarbanes - Oxley Act, which requires the companies listed on the U.S. stock markets to fortify their corporate governance, the Company established a project team, including outside experts. In addition, the Company strengthened its corporate auditing function by newly appointing a financial expert as a corporate auditor.

2. Review of Operations and Financial Condition

1. Review of operations

1) Outline of the results of operations for the six months under review

During the six months ended September 30, 2004, the Japanese economy experienced a trend of moderate recovery reflecting expansion of exports and private capital expenditures. However, exports showed signs of slowdown and, in addition, the surging price of raw materials including crude oil increased uncertainty of the future economic conditions. Overseas, although the expansion of the U.S. economy decelerated, it steadily expanded affected by favorable private capital expenditures or new housing starts and, in Europe, a trend of gradual improvement continued.

Under such conditions, sales of the Company during the six months under review were ¥445.8 billion, a 5.7% increase from the prior corresponding period. Domestic sales were ¥261.9 billion, a 3.3% decrease, resulting principally from the business transfer of building materials operations with the sales of ¥19.5 billion in the prior corresponding period. Overseas sales were ¥183.9 billion, a 22.1% increase, mainly due to the favorable sales increase of construction machinery and engines and, most of all, strong sales of tractors in North America. The percentage of overseas sales to total sales was 41.2%, 5.5 percentage points higher than the prior corresponding period.

Kubota Corporation

and Subsidiaries

Operating income was ¥51.1 billion, a 207.7% increase. In spite of the high appreciation of yen and soaring prices of raw materials, operating income soared due to large decrease of pension cost by ¥20.6 billion from the prior corresponding period, in addition to sales increase in Internal Combustion Engine and Machinery and implementation of a company-wide cost reduction program in Pipes, Valves and Industrial Castings.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥57.1 billion, a 205.8 % increase, which reflected an improvement in interest income and foreign exchange gains, as well as increase of operating income. As a result, after ¥0.7 billion of income taxes, ¥1.6 billion of minority interests in earnings of subsidiaries and the equity in net income of affiliated companies, net income during the six months under review was ¥54.8 billion, a 681.2% increase from the prior corresponding period.

2) Review of operations by product group

(1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥304.2 billion, 19.1% higher than the prior corresponding period, comprising 68.2% of consolidated net sales. Domestic sales increased 8.1% to ¥129.1 billion, and overseas sales also increased 28.8% to ¥175.1 billion. This segment consists of farm equipment and agriculture-related products, engines, and construction machinery.

Sales of farm equipment and engines increased 18.6% from the prior corresponding period, to ¥273.7 billion. Domestic sales increased 7.7% to ¥118.2 billion, and overseas sales also increased 28.4% to ¥155.5 billion.

In domestic market, sales increased thanks to an aggressive sales promotion campaign and large-scale demonstration activities by further enriching the series of products with improved performance and price competitiveness.

In overseas markets, sales of tractors in North America remained strong resulting from the sales campaign and introduction of new models, including “zero percent promotional interest rate” offered by its retail finance subsidiary. Most of all, a newly developed product “utility vehicle” was well received by the market and contributed to the sales expansion. In European markets, total sales remained steady in spite of the inclement weather. In Asian and Oceanian markets, the Company recorded favorable sales, especially in Australia, South Korea and Thailand. Sales of engines increased owing principally to the growing sales to original equipment manufacturers in European markets as well as in North American markets.

Sales of construction machinery increased 24.5% from the prior corresponding period, to ¥30.5 billion. Domestic sales increased 12.8% to ¥10.9 billion, and overseas sales increased 32.1 % to ¥19.6 billion. Domestic sales increased through the sales expansion to rental companies and the introduction of new models supported by improving demand. Against the background of growing worldwide demand, overseas sales also expanded sharply in European countries, our main market, and in the U.S. where the market of mini-excavators is rapidly expanding.

Kubota Corporation

and Subsidiaries

(2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings were ¥71.0 billion, 4.4% lower than the prior corresponding period, comprising 15.9% of consolidated net sales. Domestic sales increased 2.7% to ¥63.8 billion, and overseas sales decreased 41.0 % to ¥7.2 billion. This segment consists of two sub-segments; “pipes and valves” and “industrial castings”.

Sales in pipes and valves decreased 7.3% from the prior corresponding period, to ¥56.3 billion. Domestic sales increased 1.4% to ¥54.5 billion, and overseas sales decreased 74.4 % to ¥1.8 billion. As for the domestic sales of ductile iron pipes and PVC pipes, unit prices improved gradually because the Company had been trying to raise it. However, sales of ductile iron pipes decreased due to the low demand from the municipalities. On the other hand, sales of PVC pipes increased favorably while PVC market was growing tight. While sales of spiral welded pipes increased, sales of valves stayed at the same level as the prior corresponding period. Overseas sales deteriorated significantly because shipments of large orders to Middle East countries were over in the prior fiscal year.

Sales of industrial castings increased 8.8% from the prior corresponding period, to ¥14.6 billion. Domestic sales increased 11.1% to ¥9.3 billion, and overseas sales increased 5.0% to ¥5.4 billion. Domestic sales were favorable thanks to the brisk sales to the steel industries or automobile industries. Overseas sales also rose due principally to the brisk exports to Chinese steel industries.

(3) Environmental Engineering

Sales in Environmental Engineering were ¥18.2 billion, 17.2% lower than the prior corresponding period, comprising 4.1% of consolidated net sales. Domestic sales decreased 18.0% to ¥17.1 billion, and overseas sales decreased 4.6% to ¥1.2 billion. This segment consists of environmental plants and pumps.

Domestic sales deteriorated significantly from the prior corresponding period, because sales of water purification plants or sewage treatment plants decreased due to the sluggish orders recorded in the prior year. Furthermore, total sales of incinerators decreased because sales of several large orders were recorded in the prior corresponding period. As for pumps, total sales increased due to the favorable domestic sales.

(4) Other

Sales of Other were ¥52.4 billion, 25.1% lower than the prior corresponding period, comprising 11.8% of consolidated net sales. Domestic sales decreased 24.3% to ¥51.9 billion, and overseas sales declined 64.0% to ¥0.5 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction and so forth.

Domestic sales decreased due mainly to the business transfer of building materials, however sales of vending machines increased reflecting recovering demand, and sales of septic tanks and air-conditioning equipment were favorable. On the other hand, sales of electronic-equipped machinery remained flat and sales of construction and condominiums declined from the prior corresponding period.

Kubota Corporation

and Subsidiaries

2. Financial condition

1) Assets and liabilities

Total assets at the end of September 2004 amounted to ¥1,126.4 billion, an increase of ¥63.7 billion (6.0%) from the end of the prior corresponding period. As for assets, due to the business transfer of building materials, fixed assets decreased, while the finance receivables and other investments increased. Regarding the liabilities and shareholders’ equity, through the satisfactory increase of net income and the improvement in accumulated other comprehensive income comprising unrealized gains on securities, shareholders’ equity increased.

Compared with those at the end of March 2004, total assets increased ¥2.2 billion (0.2%). As for assets, while current assets including the notes and accounts receivables decreased, investments increased. Additionally, due to the increase of deferred tax assets, other assets increased. Regarding the liabilities and shareholders’ equity, the decrease of long-term liabilities was mainly due to the decline of long-term debt, while shareholders’ equity increased. As a result, the shareholders’ equity ratio increased 2.9 percentage points to 37.7%. Interest- bearing debt excluding the amount used in retail finance business decreased ¥31.5 billion to ¥152.4 billion.

2) Cash flows

Net cash provided by operating activities during the six months under review was ¥49.2 billion, a decrease of \15.2 billion from the prior corresponding period and was consistent with net income.

Net cash used in investing activities was ¥55.9 billion, an increase of ¥36.8 billion from the prior corresponding period. The amount of finance receivables increased because the businesses in the U.S. market remained strong and a financing provided by a subsidiary in the U.S. increased significantly.

Net cash used in financing activities was ¥2.9 billion, a decrease of ¥38.4 billion from the prior corresponding period. This was mainly due to the increase of debt resulting from the increase of finance receivables in the U.S.

As a result, including the effect of exchange rate, cash and cash equivalents at September 30, 2004 was ¥71.6 billion, a decrease of ¥9.6 billion as compared with the balance at the end of the prior corresponding period.

3. Matter concerning profit allocation for this half of the fiscal year

The Company decided to pay interim cash dividends of ¥15 per ADS, consistent with the prior corresponding period.

3. Prospect for the Full Fiscal Year

Although Japanese economy is expected to recover at full scale, public investment in Japan is forecasted to decline and recovery trend depends upon the overseas demands that are very sensitive to the fluctuation of overseas economic conditions. Moreover, soaring price of raw materials might negatively affect the Japanese economic condition. All things being considered, the Company expects the difficult economic conditions will continue.

Kubota Corporation

and Subsidiaries

Looking ahead, the Company forecasts net sales for the year ending March 31, 2005 at ¥970.0 billion, increase of ¥39.8 billion from the prior year in spite of the business transfer of building materials.

Operating income is also forecasted to be ¥88.0 billion, increase of ¥66.2 billion. This increase is due to sales increase in Internal Combustion and Engine and Machinery segment, company-wide cost reduction program, and, most of all, significant improvement in pension cost because of the extraordinary large amount of pension cost recognized in the prior year.

The Company also expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies at ¥153.0 billion, increase of ¥125.9 billion from the prior year, due to the large increase in other income-net resulting from the gains related to the transfer to the government of the substitutional portion of the benefit obligation and related plan assets (Daiko-henjo). As the result, net income will be ¥110.0 billion, increase of ¥98.3 billion from the prior year. (These forecasts anticipate an exchange rate of ¥109=US$1.)

(*) Note : Pension cost on consolidated basis

On January 30, 2003, the Company was given an approval of its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan by Ministry of Health, Labor and Welfare in Japan. Regarding the obligation to pay benefits for past employee service, the Company was also given the approval on September 1, 2004.

Based upon U.S. GAAP, the Company will recognize the gains related to the transfer to the government of the substitutional portion of the benefit obligation and related plan assets when the Company completes the transfer. Currently the Company plans to implement the transfer during the six months ending March 31, 2005.

Accordingly the current financial forecasts by the Company includes total gains of ¥55.2 billion which consists of losses of ¥2.4 billion applied to operating income, and gains of ¥57.6 billion applied to other income-net.

The ¥2.4 billion losses is due to the recognition of actuarial loss on the substitutional portion for the transfer, and the ¥57.6 billion gains represents the difference between the benefit obligation and related plan assets of the substitutional portion for the transfer.

< Cautionary Statements with Respect to Forward – Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should notice that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

					(In millions of yen)

	Six months ended Sept. 30, 2004		Six months ended Sept. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	445,774	100.0	421,540	100.0	24,234	5.7	930,237	100.0
Cost of sales	318,489	71.4	315,412	74.8	3,077	1.0	701,727	75.4
Selling, general, and administrative expenses	82,084	18.4	91,174	21.7	(9,090)	(10.0)	199,768	21.5
Loss (gain) from disposal and impairment of business and fixed assets	(5,866)	(1.3)	(1,644)	(0.4)	(4,222)	256.8	6,893	0.8

Operating income	51,067	11.5	16,598	3.9	34,469	207.7	21,849	2.3

Other income (expenses):
Interest and dividend income	4,528		3,409		1,119		7,264
Interest expense	(2,074)		(1,711)		(363)		(4,286)
Foreign exchange gains (losses)	2,784		(1,907)		4,691		(1,534)
Other-net	837		2,297		(1,460)		3,804

Other income (expenses), net	6,075		2,088		3,987		5,248

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	57,142	12.8	18,686	4.4	38,456	205.8	27,097	2.9

Income taxes:
Current	9,759		10,786		(1,027)		29,255
Deferred	(9,018)		(91)		(8,927)		(15,554)

Total income taxes	741		10,695		(9,954)		13,701

Minority interests in earnings of subsidiaries	2,283		1,387		896		2,476

Equity in net income of affiliated companies	642		406		236		780

Net income	54,760	12.3	7,010	1.7	47,750	681.2	11,700	1.3

					(In yen)

Basic earnings per ADS (5 common shares):	205		26				44

Diluted earnings per ADS (5 common shares):	198		25				43

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets				(In millions of yen)

	Sept. 30, 2004		Sept. 30, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	71,616		71,420		196	81,221
Short-term investments	—		—		—	3,001
Notes and accounts receivable:
Trade notes	54,009		62,668		(8,659)	73,834
Trade accounts	170,156		158,715		11,441	206,609
Less : Allowance for doubtful receivables	(2,152)		(1,793)		(359)	(2,185)

Total	222,013		219,590		2,423	278,258

Short-term finance receivables	59,585		38,761		20,824	47,065
Inventories	143,354		148,603		(5,249)	142,973
Other current assets	89,656		86,689		2,967	61,909

Total current assets	586,224	52.0	565,063	53.2	21,161	614,427	54.7

Investments:
Investments in and advances to affiliated companies	11,268		11,685		(417)	12,982
Long-term finance receivables	99,038		64,749		34,289	66,779
Other investments	134,473		114,156		20,317	148,482

Total investments	244,779	21.7	190,590	17.9	54,189	228,243	20.3

Property, plant, and equipment:
Land	82,212		78,946		3,266	81,671
Buildings	200,222		198,150		2,072	200,535
Machinery and equipment	361,154		400,770		(39,616)	364,572
Construction in progress	1,906		5,439		(3,533)	2,313

Total	645,494		683,305		(37,811)	649,091
Accumulated depreciation	(426,301)		(449,972)		23,671	(426,345)

Net property, plant, and equipment	219,193	19.5	233,333	22.0	(14,140)	222,746	19.8

Other assets:	76,189	6.8	73,682	6.9	2,507	58,809	5.2

Total	1,126,385	100.0	1,062,668	100.0	63,717	1,124,225	100.0

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and Shareholders’ Equity	(In millions of yen)

	Sept. 30, 2004		Sept. 30, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short term borrowings	102,053		98,284		3,769	85,999
Trade notes payable	23,152		22,653		499	35,309
Trade accounts payable	137,387		127,476		9,911	158,397
Advances received from customers	9,735		8,003		1,732	6,026
Notes and accounts payable for capital expenditures	7,470		11,968		(4,498)	7,747
Accrued payroll costs	24,080		22,898		1,182	23,519
Accrued expenses	24,634		22,214		2,420	21,545
Income taxes payable	6,105		6,484		(379)	15,179
Other current liabilities	27,211		26,324		887	25,101
Current portion of long-term debt	63,621		42,401		21,220	35,858

Total current liabilities	425,448	37.8	388,705	36.6	36,743	414,680	36.9

Long-term liabilities:
Long-term debt	114,957		138,203		(23,246)	144,845
Accrued retirement and pension costs	138,351		139,395		(1,044)	143,679
Other long-term liabilities	2,579		14,013		(11,434)	14,293

Total long-term liabilities	255,887	22.7	291,611	27.4	(35,724)	302,817	26.9

Minority interests:	20,124	1.8	14,553	1.4	5,571	15,646	1.4

Shareholders’ equity:
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	231,013		203,489		27,524	204,156
Accumulated other comprehensive income	19,061		3,486		15,575	26,075
Treasury stock	(10,106)		(24,134)		14,028	(24,107)

Total shareholders’ equity	424,926	37.7	367,799	34.6	57,127	391,082	34.8

Total	1,126,385	100.0	1,062,668	100.0	63,717	1,124,225	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	(In millions of yen)

	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004
Net income	54,760	7,010	11,700

Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	439	1,749	(7,535)
Unrealized gains (losses) on securities	(7,493)	22,424	43,368
Minimum pension liability adjustment	609	26,113	37,565
Unrealized gains (losses) on derivatives	(569)	1,295	772

Other comprehensive income (loss)	(7,014)	51,581	74,170

Comprehensive income	47,746	58,591	85,870

Consolidated Statements of Shareholders’ Equity

(Unaudited)

Six months ended Sept. 30, 2004	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					54,760
Other comprehensive loss						(7,014)
Cash dividends, ¥15 per ADS (5 common shares)					(4,022)
Purchases of treasury stock	(18,268)						(9,880)
Cancellation of treasury stock					(23,881)		23,881

Balance, Sept. 30, 2004	1,321,929	78,156	87,263	19,539	231,013	19,061	(10,106)

Six months ended Sept. 30, 2003	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					7,010
Other comprehensive income						51,581
Cash dividends, ¥15 per ADS (5 common shares)					(4,038)
Purchases of treasury stock	(5,306)						(2,197)

Balance, Sept. 30, 2003	1,340,144	78,156	87,263	19,539	203,489	3,486	(24,134)

Year ended Mar. 31, 2004	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥30 per ADS (5 common shares)					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, Mar. 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	(In millions of yen)

	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Change	Year ended Mar. 31, 2004
Operating activities:
Net income	54,760	7,010	47,750	11,700
Depreciation and amortization	12,061	13,416	(1,355)	27,755
Provision for retirement and pension costs, less payments	(3,293)	23,981	(27,274)	48,516
Loss on sales of securities	(419)	(1,817)	1,398	(3,161)
Valuation losses on short-term and other investments	98	521	(423)	1,083
(Gain) loss on disposal of fixed assets	(522)	(242)	(280)	4,122
Impairment loss on fixed assets	—	—	—	1,263
Deferred income taxes	(9,018)	(91)	(8,927)	(15,554)
Decrease in notes and accounts receivable	56,621	111,883	(55,262)	48,239
Decrease in inventories	1,283	5,204	(3,921)	6,954
Increase in other current assets	(29,209)	(37,568)	8,359	(15,812)
Decrease in trade notes and accounts payable	(33,436)	(56,056)	22,620	(9,521)
Increase (decrease) in income taxes payable	(9,293)	(3,573)	(5,720)	5,195
Increase in other current liabilities	9,726	2,081	7,645	310
Other	(158)	(376)	218	(492)

Net cash provided by operating activities	49,201	64,373	(15,172)	110,597

Investing activities:
Purchases of fixed assets	(9,805)	(13,260)	3,455	(26,493)
Purchases of investments and change in advances	(2,359)	475	(2,834)	9,257
Proceeds from sales of property, plant, and equipment	1,292	1,702	(410)	3,129
Proceeds from sales of investments	1,903	5,074	(3,171)	8,182
Proceeds (payments) from sale of business	(6,095)	2,562	(8,657)	2,562
Increase in finance receivables	(43,893)	(15,971)	(27,922)	(34,928)
Other	3,026	291	2,735	(3,108)

Net cash used in investing activities	(55,931)	(19,127)	(36,804)	(41,399)

Financing activities:
Proceeds from long-term debt	23,918	16,233	7,685	37,128
Repayments of long-term debt	(28,038)	(54,444)	26,406	(74,171)
Net increase (decrease) in short-term borrowings	16,094	3,389	12,705	(7,489)
Cash dividends	(4,022)	(4,038)	16	(8,061)
Purchases of treasury stock	(9,915)	(2,197)	(7,718)	(2,223)
Other	(978)	(322)	(656)	(281)

Net cash used in financing activities	(2,941)	(41,379)	38,438	(55,097)

Effect of exchange rate changes on cash and cash equivalents	66	191	(125)	(242)

Net increase (decrease) in cash and cash equivalents	(9,605)	4,058	(13,663)	13,859
Cash and cash equivalents, beginning of period	81,221	67,362	13,859	67,362

Cash and cash equivalents, end of period	71,616	71,420	196	81,221

	(In millions of yen)

Notes:
Cash paid:
Interest	2,036	1,703	333	4,459
Income taxes	18,926	14,352	4,574	24,030

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by Industry Segment

Six months ended Sept. 30, 2004				(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	304,184	70,951	18,247	52,392	445,774	—	445,774
Intersegment	10	3,270	102	6,548	9,930	(9,930)	—

Total	304,194	74,221	18,349	58,940	455,704	(9,930)	445,774

Cost of sales and operating expenses	257,041	70,152	19,978	51,686	398,857	(4,150)	394,707
Operating income (loss)	47,153	4,069	(1,629)	7,254	56,847	(5,780)	51,067

Six months ended Sept. 30, 2003				(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	255,341	74,230	22,049	69,920	421,540	—	421,540
Intersegment	8	2,406	513	6,968	9,895	(9,895)	—

Total	255,349	76,636	22,562	76,888	431,435	(9,895)	421,540

Cost of sales and operating expenses	221,951	81,684	25,091	77,910	406,636	(1,694)	404,942
Operating income (loss)	33,398	(5,048)	(2,529)	(1,022)	24,799	(8,201)	16,598

Year ended Mar. 31, 2004				(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	501,551	175,178	115,721	137,787	930,237	—	930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—

Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237

Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388
Operating income (loss)	54,024	(5,682)	131	(7,812)	40,661	(18,812)	21,849

(*)	Please refer to Note 7 on page 19.

Kubota Corporation

and Subsidiaries

(2) Information by Geographic Segment

Six months ended Sept. 30, 2004				(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	271,262	124,727	49,785	445,774	—	445,774
Intersegment	88,457	1,623	1,231	91,311	(91,311)	—

Total	359,719	126,350	51,016	537,085	(91,311)	445,774

Cost of sales and operating expenses	322,475	113,337	46,038	481,850	(87,143)	394,707
Operating income	37,244	13,013	4,978	55,235	(4,168)	51,067

Six months ended Sept. 30, 2003				(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	288,320	98,149	35,071	421,540	—	421,540
Intersegment	66,073	2,085	970	69,128	(69,128)	—

Total	354,393	100,234	36,041	490,668	(69,128)	421,540

Cost of sales and operating expenses	348,309	87,911	32,834	469,054	(64,112)	404,942
Operating income	6,084	12,323	3,207	21,614	(5,016)	16,598

Year ended Mar. 31, 2004				(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	675,442	188,767	66,028	930,237	—	930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237

Cost of sales and operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388
Operating income	15,025	19,228	4,639	38,892	(17,043)	21,849

(3) Overseas Sales

Six months ended Sept. 30, 2004	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	124,802	59,060	183,862
Consolidated net sales			445,774
Ratio of overseas sales to consolidated net sales	28.0%	13.2%	41.2%

Six months ended Sept. 30, 2003	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	98,017	52,604	150,621
Consolidated net sales			421,540
Ratio of overseas sales to consolidated net sales	23.2%	12.5%	35.7%

Year ended Mar. 31, 2004	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	189,273	97,618	286,891
Consolidated net sales			930,237
Ratio of overseas sales to consolidated net sales	20.3%	10.5%	30.8%

Kubota Corporation

and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheets. The following table presents cost, fair value, and net unrealized holding gains for securities by major security type at September 30, 2004, 2003, and March 31, 2004.

				(In millions of yen)

	Sept. 30, 2004			Sept. 30, 2003			Mar. 31, 2004
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Short-term investments:
Governmental and corporate debt securities and other	—	—	—	—	—	—	3,001	3,001	—

Other investments (*):
Equity securities of financial institutions	22,274	77,374	55,100	22,347	60,583	38,236	22,307	89,682	67,375
Other equity securities	18,974	43,619	24,645	20,201	38,705	18,504	19,431	44,463	25,032
Other	813	843	30	1,607	1,685	78	1,608	1,695	87

Total	42,061	121,836	79,775	44,155	100,973	56,818	46,347	138,841	92,494

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥12,637 million, ¥13,183 million, and ¥12,642 million at September 30, 2004, 2003, and March 31, 2004, respectively.

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2004, of ¥111 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	117 subsidiaries are consolidated.
	Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
		Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	36 affiliated companies are accounted for under the equity method.
	Major affiliated companies :	Domestic	23 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

(1)    The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)    The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.

Finance receivables were previously classified into notes and accounts receivable in current assets on the consolidated balance sheet. However, the Company reconsidered its classification of these receivables and restated finance receivables into two segments ; “Short-term finance receivables” in current assets and “Long-term finance receivables” in investments. The short-term portion includes finance receivables which become due within one year, and the long-term portion includes amounts that become due after one year.

Additionally, on the consolidated statements of cash flows, activity related to finance receivables was previously classified in net cash provided by operating activities as “Increase (decrease) in notes and accounts receivable”. Such activity was reclassified in net cash used in investing activities as “Increase in finance receivables”.

7.	In December 2003, the Company transferred the building materials business to one of our affiliated companies (Kubota Matsushitadenko Exterior Works, Ltd.) (accounted for using the equity method). Accordingly, the “Building Materials & Housing” segment was considered immaterial, and was transferred to the “Other” segment.

8.	The consolidated financial reports for the prior period and the prior year have been reclassified to conform to the presentation for the six months ended September 30, 2004.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

			(In millions of yen)

	Six months ended Sept. 30, 2004		Six months ended Sept. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	273,706	61.4	230,858	54.8	42,848	18.6	450,740	48.4
Domestic	118,198		109,727		8,471		219,786
Overseas	155,508		121,131		34,377		230,954

Construction Machinery	30,478	6.8	24,483	5.8	5,995	24.5	50,811	5.5
Domestic	10,909		9,672		1,237		23,192
Overseas	19,569		14,811		4,758		27,619

Internal Combustion Engine & Machinery	304,184	68.2	255,341	60.6	48,843	19.1	501,551	53.9
Domestic	129,107	29.0	119,399	28.4	9,708	8.1	242,978	26.1
Overseas	175,077	39.2	135,942	32.2	39,135	28.8	258,573	27.8

Pipes and Valves	56,317	12.6	60,779	14.4	(4,462)	(7.3)	143,773	15.4
Domestic	54,518		53,747		771		130,656
Overseas	1,799		7,032		(5,233)		13,117

Industrial Castings	14,634	3.3	13,451	3.2	1,183	8.8	31,405	3.4
Domestic	9,283		8,357		926		21,844
Overseas	5,351		5,094		257		9,561

Pipes, Valves & Industrial Castings	70,951	15.9	74,230	17.6	(3,279)	(4.4)	175,178	18.8
Domestic	63,801	14.3	62,104	14.7	1,697	2.7	152,500	16.4
Overseas	7,150	1.6	12,126	2.9	(4,976)	(41.0)	22,678	2.4

Environmental Engineering	18,247	4.1	22,049	5.2	(3,802)	(17.2)	115,721	12.4
Domestic	17,097	3.8	20,844	4.9	(3,747)	(18.0)	112,381	12.1
Overseas	1,150	0.3	1,205	0.3	(55)	(4.6)	3,340	0.3

Building Materials & Housing	13,437	3.0	33,355	7.9	(19,918)	(59.7)	51,823	5.6
Domestic	13,437		33,355		(19,918)		51,823

Other	38,955	8.8	36,565	8.7	2,390	6.5	85,964	9.3
Domestic	38,470		35,217		3,253		83,664
Overseas	485		1,348		(863)		2,300

Other	52,392	11.8	69,920	16.6	(17,528)	(25.1)	137,787	14.9
Domestic	51,907	11.7	68,572	16.3	(16,665)	(24.3)	135,487	14.6
Overseas	485	0.1	1,348	0.3	(863)	(64.0)	2,300	0.3

Total	445,774	100.0	421,540	100.0	24,234	5.7	930,237	100.0
Domestic	261,912	58.8	270,919	64.3	(9,007)	(3.3)	643,346	69.2
Overseas	183,862	41.2	150,621	35.7	33,241	22.1	286,891	30.8

(*)	Please refer to Note 7 on page 19.

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

	(In billions of yen)

	Year ending Mar. 31, 2005		Year ended Mar. 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Domestic	251.0		242.9		8.1	3.3
Overseas	311.0		258.6		52.4	20.3

Internal Combustion Engine & Machinery	562.0	57.9	501.5	53.9	60.5	12.1
Domestic	153.0		152.5		0.5	0.3
Overseas	16.0		22.7		(6.7)	(29.5)

Pipes, Valves & Industrial Castings	169.0	17.4	175.2	18.8	(6.2)	(3.5)
Domestic	117.0		112.4		4.6	4.1
Overseas	3.0		3.3		(0.3)	(9.1)

Environmental Engineering	120.0	12.4	115.7	12.4	4.3	3.7
Domestic	—		51.8		(51.8)	(100.0)
Overseas	—		—		—	—

Building Materials & Housing	—	—	51.8	5.6	(51.8)	(100.0)
Domestic	116.0		83.7		32.3	38.6
Overseas	3.0		2.3		0.7	30.4

Other	119.0	12.3	86.0	9.3	33.0	38.4

Grand Total	970.0	100.0	930.2	100.0	39.8	4.3

Domestic	637.0	65.7	643.3	69.2	(6.3)	(1.0)
Overseas	333.0	34.3	286.9	30.8	46.1	16.1

Kubota Corporation

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors’ meeting	Monday, November 8, 2004

(2) Payment date of interim dividends	Wednesday, December 8, 2004

(3) Results of operations	(In millions of yen except per ADS information)

	Six months ended Sept. 30, 2004	Change (*)	Six months ended Sept. 30, 2003	Change (*)	Year ended Mar. 31, 2004
Net sales	¥284,033	(3.2)%	¥293,363	1.3%	¥663,827

Operating income	¥18,859	52.7%	¥12,353	172.3%	¥41,829
% of net sales	6.6%		4.2%

Ordinary income	¥24,614	37.8%	¥17,860	491.2%	¥45,964
% of net sales	8.7%		6.1%

Net income	¥20,279	100.6%	¥10,109	247.3%	¥21,709
% of net sales	7.1%		3.4%

Net income per ADS (5 common shares)	¥76	—	¥38	—	¥81

Notes to results of operations :

1.	Weighted-average number of shares outstanding during the six months ended September 30, 2004	1,335,956,636
	Weighted-average number of shares outstanding during the six months ended September 30, 2003	1,345,195,179
	Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,977,305

2.	(*) represents percentage change from the comparable previous period.

(4) Cash dividends

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2004	¥15
Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2003	¥15
Cash dividends per ADS (5 common shares) for the fiscal year ended March 31, 2004	¥30

Kubota Corporation

(5) Financial position	(In millions of yen except per ADS information)

	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Total assets	¥791,584	¥808,517	¥867,690
Shareholders’ equity	¥382,640	¥355,177	¥383,925
Ratio of shareholders’ equity to total assets	48.3%	43.9%	44.2%
Shareholders’ equity per ADS	¥1,447	¥1,325	¥1,432

Notes to financial position:

Number of shares outstanding as of September 30, 2004	1,322,361,619
Number of shares outstanding as of September 30, 2003	1,340,790,443
Number of shares outstanding as of March 31, 2004	1,340,734,232
Number of treasury stocks as of September 30, 2004	18,447,359
Number of treasury stocks as of September 30, 2003	69,018,535
Number of treasury stocks as of March 31, 2004	69,074,746

(6) Anticipated annual results of operations	(In millions of yen except per share information	)

Year ending Mar. 31, 2005
Net sales	¥670,000
Ordinary income	¥58,500
Net income	¥40,000
Annual dividends per ADS (5 common shares) (**)	¥30
Net income per ADS (5 common shares)	¥151

(**)	Including interim dividends which will be paid on December 8, 2004.

Notes to anticipated results of operations for the year ending March 31, 2005 :

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of the parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Please refer to page 10 for further information related to the anticipated results of operations mentioned above.

November 8, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on a business transfer of a subsidiary

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 8, 2004 that the Company should transfer all the shares of Firstserver, Inc., one of its subsidiaries (hereinafter “Firstserver”).

1. Reason for transfer :

Currently the Company reviews its business portfolio, and in the due course of the review, the Company decided the transfer of all the shares of Firstserver to Yahoo Japan Corporation (hereinafter “Yahoo”). The Company accepted the offer from Yahoo, considering business expansion of Firstserver.

2. Profile of Firstserver :

(1)	Trade name :	Firstserver, Inc.
(2)	Representative :	President and Representative Director, Ryosuke Okada
(3)	Headquarters :	8-15, Azuchi-machi 1-Chome, Chuo-Ku, Osaka
(4)	Date of foundation :	October 11, 1996
(5)	Principal lines of business :	Rental server business Domain registration business
(6)	Annual financial closing date :	March 31
(7)	Headcount :	95 (as of September 30, 2004)
(8)	Principal offices :	Osaka and Tokyo
(9)	Capital stock :	¥363 million
(10)	Shares issued :	8,666 shares
(11)	Major shareholders :	Kubota Corporation 5,000 shares (57.7% of total shares)
(12)	Latest financial results :
		(¥million)	Year ended March 31, 2003	Year ended March 31, 2004
		Sales	1,242	1,556
		Operating income	76	48
		Ordinary income	77	47
		Net income	37	21
		Total assets	854	1,275
		Shareholders’ equity	112	325

3. Profile of Yahoo :

(1)	Trade name :	Yahoo Japan Corporation
(2)	Representative :	President and Representative Director, Masahiro Inoue
(3)	Headquarters :	10-1, Roppongi 6-Chome, Minato-Ku, Tokyo
(4)	Date of foundation	January 31, 1996
(5)	Principal lines of business :	Internet advertising business Broadband business Auction business
(6)	Headcount :	1,083 (as of September 30, 2004)
(7)	Sales :	¥75.7 billion (in the year ended March 31, 2004)
(8)	Relationships between Yahoo and the Company :	Capital :	None
		Personnel :	None
		Transactions :	None

4. Number of shares to be transferred and price at transfer :

Shares owned by the Company (before transfer) :	5,000 shares (57.7% of total shares)
Shares to be transferred :	5,000 shares (¥1,730 million)
Shares owned by the Company (after transfer) :	0 shares (0% of total shares)

5. Schedule :

November 8, 2004	Resolution at the Board of Directors’ Meeting
Contract for transfer of shares
November 30, 2004	Transfer of shares (scheduled)

6. Financial outlook :

The Company forecasts the impacts on financial result of the company from this transfer will not be material. The Company also disclosed today its earnings releases including the interim financial results for the six months ended September 30, 2004 and financial forecasts for the year ending March 31, 2005.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 7, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department